CHINA FINANCE ONLINE CO. LIMITED

Ordinary Resolutions

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

Resolution 1(i)				Resolution 3

Resolution 1(ii)				Resolution 4

Resolution 2				Resolution 5

PLEASE REFER TO THE REVERSE SIDE OF THIS CARD FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING

Mark box at right if you wish to give a discretionary proxy to a member or members of the Board of Directors. PLEASE NOTE: Marking this box voids any other instructions indicated hereon.

Please be sure to sign and date this Voting Instruction Card.

ADR Holder Co-owner
Sign here:      Date:     sign here:      Date:

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”)
REPRESENTING ORDINARY SHARES OF
CHINA FINANCE ONLINE CO. LIMITED

JPMorgan Chase Bank, N.A., (the “Depositary”) has received advice that the Annual General Meeting (the “AGM”) for holders of Ordinary Shares of China Finance Online Co. Limited (the “Company”) will be held at the Company’s offices located at 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100032, China, on Wednesday, August 30, 2006, at 10:00a.m. for the purpose set forth on the reverse of this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Share(s) for or against or to abstain from voting the Resolutions proposed, or any of them, at the AGM, kindly execute and forward to JPMorgan Chase Bank, N.A., the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a designated member or members of the Board of Directors of the Company. This Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., August 25, 2006. If this Voting Instruction Card is signed and dated but no direction is given, or if no properly completed Voting Instruction Card is actually received by the Depositary before 3:00 p.m., August 25, 2006 or in the manner required, in accordance with the provisions of the Depositary Agreement, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is Mr. Zhiwei Zhao, the Company’s chief executive officer, with full power to exercise the voting rights under the Ordinary Shares represented by your American Depositary Share(s). Only the registered holders of record at the close of business of July 26, 2006 are entitled to execute the attached Voting Instruction Card.
JPMorgan Chase Bank, N.A., Depositary

CHINA FINANCE ONLINE CO. LIMITED
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 3500, South Hackensack, NJ 07606-3500

The undersigned, a holder of record as of the close of business on July 26, 2006 of American Depositary Share(s) representing Ordinary Shares of China Finance Online Co. Limited, hereby requests and authorizes JPMorgan Chase Bank, N.A., the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company, represented by American Depositary Shares, registered in the name of the undersigned, at the AGM of the Company to be held at the Company’s offices located at 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100032, China, on Wednesday, August 30, 2006, or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If the undersigned marks the box to indicate that the undersigned wishes to give a discretionary proxy to a designated member or members of the Board of Directors, the underlying shares represented by the undersigned’s American Depositary Share(s) will be voted by such person in his or her discretion. If this Voting Instruction Card is signed and dated but no direction is given, or if no properly completed Voting Instruction Card is actually received by the Depositary before 3:00 p.m., August 25, 2006 or in the manner required, in accordance with the provisions of the Depositary Agreement, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is Mr. Zhiwei Zhao, the Company’s chief executive officer, with full power to exercise the voting rights under the Ordinary Shares represented by your American Depositary Share(s).
NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., August 25, 2006.

PLEASE VOTE, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. In case of a corporation, this signature should be that of an authorized officer who should state his or her title.

ORDINARY RESOLUTIONS

1(i). To re-elect Mr. Kheng Nam Lee as Director to serve for the ensuing two years and until his successor is elected and duly qualified.

1(ii) To re-elect Mr. Fansheng Guo as Director to serve for the ensuing two years and until his successor is elected and duly qualified.

2.	To approve the appointment of Deloitte Touche Tohmatsu CPA Ltd. as our independent auditors for a term ending at our next annual general meeting to be held in 2007 and to authorize the board of directors to determine their remuneration.

3.	To consider and approve the audited consolidated financial statements for the year 2005 together with the Reports of the Directors and the Auditors thereon.

4.	To authorize our board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine.

5.	To approve the increase in the number of ordinary shares available for issuance under the 2004 Stock Incentive Plan by 5,000,000 ordinary shares to 15,688,488 ordinary shares.